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                                                               December 22, 2008

VIA FEDEX AND EDGAR

Ms. Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      WORLD WASTE TECHNOLOGIES, INC.
         AMENDMENT NO. 3 TO PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14A FILED DECEMBER 5, 2008
         FILE NO. 001-11476

         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
         FILED MARCH 31 2008
         FILE NO. 001-11476

Dear Ms. Hardy:

         On behalf of World Waste Technologies, Inc., a California corporation ("WORLD WASTE" or the "COMPANY"), we have enclosed for filing Amendment No. 4 ("AMENDMENT NO. 4") to the above referenced Preliminary Proxy Statement on
Schedule 14A (the "PROXY STATEMENT"), that was initially filed with the Securities and Exchange Commission (the "COMMISSION") on August 28, 2008. On a supplemental basis, we have also enclosed a copy of Amendment No. 4 that has been marked to show the changes that have been made to Amendment No. 3 to the Proxy Statement.

         By its letter dated December 12, 2008, the staff of the Commission (the "STAFF") provided World Waste with additional comments on the Proxy Statement and on World Waste's Form 10-K and Form 10-Q. We have set forth below the responses of World Waste to the Staff's comments.

Ms. Jennifer Hardy
December 22, 2005
Page 2


                           PRELIMINARY PROXY STATEMENT

GENERAL

1. Please provide prominent, upfront disclosure about the recent reverse stock split and the amendment to the merger agreement.

         COMPANY RESPONSE

         The requested disclosure has been added to the introductory section of "Summary of the Proxy Statement."

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION, PAGE 92

2. We note your response to prior comment 7. It is not clear why you are presenting two sets of pro forma amounts as well as why the pro forma amounts do not agree to the amounts included in the pro forma financial information provided beginning on page F-91. For example your pro forma basic and diluted earnings per share for the year ended December 31, 2007 was $(0. 15) per share according to your pro forma financial information, which is not consistent with the amounts reported in the table on page 93.

         COMPANY RESPONSE

         Pro forma amounts are presented for the carve-out in order to enable the reader to follow the calculations of equivalent pro forma per-share information. The carve-out amounts are pro forma in that there were no shares outstanding in historical periods presented, as disclosed in the asterisked note. The earnings per share amounts in the F pages have been revised to be consistent with the selected unaudited pro forma combined financial information.

Ms. Jennifer Hardy
December 22, 2005
Page 3


FINANCIAL STATEMENTS
VERTEX ENERGY, L.P., PAGE F-3
GENERAL

3. We note your response to prior comment 10. You state that each of the Black Oil and Refining and Marketing divisions have separate books. The books of the Black Oil division also reflect overhead related to the subsidiaries of Vertex LP that are not being transferred to Vertex Nevada in the merger and are not related to the Black Oil division operations, which is why the division financial statements were not used. It is unclear why you would not have used the division financial statements, with any necessary allocation of overhead expenses of the Parent company, as the historical financial statements and correspondingly reflected any necessary adjustments in arriving at pro forma financial statements. Please further advise or revise as necessary.

         COMPANY RESPONSE

         To clarify the statements made in the question asked above, on the whole, Vertex LP maintains "divisional" books and records for its numerous consolidating entities. One exception to this is the Black Oil general ledger, which reflects the Black Oil operations, other miscellaneous operations and parent general and administrative costs. The parent entity financial data was reflected on the Black Oil general ledger historically for internal convenience; there are no legal or reporting requirements to do so. Therefore, on a divisional basis, the financial statements are properly stated once these adjustments are made to reclassify parent and other subsidiary related items out of the Black Oil financial information.

         We used the term "carve-out" to indicate that such adjustments were made. We strongly believe that it is more relevant for our shareholders voting on the merger to see the historical information of the carve-out, rather than including costs and assets that have no relevance to the merging entity. Furthermore, the MD&A, which World Waste shareholders will be reviewing to cast their votes, should reflect the best representation possible of the company and operations that are party to the merger. It is for this reason that the carve-out was specifically audited and is included as such in the proxy statement. We believe that the current presentation is the most appropriate form of disclosure, given the purpose that these financial statements serve.

         The following table sets forth balances in the pre-carved-out entity, and the reconciliation to the carved out audited information. Please note that the first and second columns are unaudited. We believe that the table will be helpful in illustrating the extent of the line items and account balances that do not belong in the proxy statement, particularly with respect to the balance sheet. Although they would be adjusted out of any pro forma financial information, we believe it would be misleading to include these items in the audited financial statements, particularly when we have more accurate and clear carve-out information available.

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Ms. Jennifer Hardy
December 22, 2005
Page 4

                                        Black Oil, Refining,
                                          Parent and Other     Elimination of
                                             Combined at         Parent and        Carve-out
                                             12/31/2007        Other balances     at 12/31/07
                                          ---------------      -------------     -------------
ASSETS
    Cash and cash equivalents             $        62,651      $     (10,000)    $      52,650
    Investment                                     16,342            (16,342)               --
    Accounts receivable, net                    1,641,267                 --         1,641,267
    Accounts receivable-related parties           768,993                 --           768,993
    Notes receivable, intercompany              4,979,526         (4,979,526)               --
    Inventory                                   2,189,690             (8,314)        2,181,376
    Prepaid expenses                              693,642            (47,867)          645,775
    Property, plant and equipment                 378,877           (378,877)               --
    Less: accumulated depreciation               (209,791)           209,791                --
    Other receivables                             869,795           (869,795)               --
                                          ---------------      -------------     -------------

Total Assets                                   11,390,991         (6,100,930)        5,290,061

LIABILITIES & PARTNERS' CAPITAL

    Accounts payable                            4,099,540         (1,179,495)        2,920,045
    Accounts payable-related parties            1,089,902                 --         1,089,902
    Note payable-insurance                          9,676             (9,676)               --
    Line of credit                              2,051,786         (2,051,786)               --
    Due to related parties                        436,296           (436,296)               --
    Notes payable                               1,506,832         (1,506,832)               --
    Equipment loan                                 88,379            (88,379)               --
    Loan from investors                            34,000            (34,000)               --
    Investment in partnerships                    483,137           (483,137)               --
                                          ---------------      -------------     -------------

Total Liabilities                               9,799,547         (5,789,601)        4,009,947

Partners' capital                               1,591,444           (311,330)        1,280,114
                                          ---------------      -------------     -------------

Total Liabilities and Partners' Capital   $    11,390,991      $  (6,100,931)    $   5,290,061
                                          ===============      =============     =============


Revenues                                  $    43,244,565      $  (3,401,625)    $  39,842,940
Revenues-related parties                               --          2,181,559         2,181,559
Other revenue                                     102,186           (102,186)               --
                                          ---------------      -------------     -------------
    Total revenue                              43,346,752         (1,322,253)       42,024,499

Cost of revenue                                38,603,103            221,488        38,824,591

Gross profit                                    4,743,648         (1,543,740)        3,199,908

Selling, general and admin expense              1,801,874           (833,311)          968,563
Interest expense                                  239,548           (239,548)               --
Loss on discontinued operations                   194,614           (194,614)               --
                                          ---------------      -------------     -------------
    Total expenses                              2,236,036         (1,267,473)          968,563

Net Income                                $     2,507,612      $    (276,267)    $   2,231,345
                                          ===============      =============     =============

Ms. Jennifer Hardy
December 22, 2005
Page 5


4. We note your response to prior comment 15. It appears that the entire Black Oil business is being transferred to Vertex Nevada, not just the operations related to one significant customer. If so, please revise your disclosures throughout the filing to clarify.

         COMPANY RESPONSE

         As requested, the disclosures have been revised throughout the filing.

5. We note your response to prior comment 20. Please provide similar disclosures throughout the filing, including in MD&A.

         COMPANY RESPONSE

         Similar disclosures have been added throughout the filing, including to the following sections: "Summary of the Proxy Statement- Interests of Vertex Nevada's Directors and Executive Officers in the Merger;" "The Merger-World Waste's Reasons for the Merger; Recommendation of World Waste's Board of Directors;" "The Merger-Interests of Vertex Nevada's Directors and Executive Officers in the Merger- Cowart Employment Agreement;" Management's Discussion and Analysis of Financial Condition and Results of Operations-Vertex Nevada-Potential Competition from Existing Principals of Vertex LP;" "Business of Vertex Nevada-Competitive Business Conditions" and the "Subsequent Events" footnote to Vertex Energy, LP's audited financial statements.

Ms. Jennifer Hardy
December 22, 2005
Page 6



STATEMENTS OF CASH FLOWS, PAGE F-7

6. We note your response to prior comment 21. Please advise why the cash flows associated with these derivative contracts were reflected in operating activities instead of in investing activities in accordance with SFAS 95.

         COMPANY RESPONSE

         The statement of cash flows has been revised so that the cash flows associated with the derivative contracts are reflected in investing activities in accordance with SFAS 95.

VERTEX ENERGY, INC., PAGE F-36
GENERAL

7. Your disclosures on page F-60 indicate that a reverse stock split occurred on December 4, 2008. Please confirm that you have given retroactive effect to this reverse stock split in the financial statements and your disclosures throughout the filing and correspondingly provide disclosures to this effect. Please also advise why the audit report is not dual-dated given the reverse stock split.

         COMPANY RESPONSE

         The disclosures have been revised throughout the filing, including in the financial statements, to give retroactive effect to the reverse split. In addition, the audit report has been dual dated.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION, PAGE F-91
UNAUDITED PRO FORMA COMBINED BALANCE SHEET, PAGE F-92

8. Please clearly present the par value of each series of preferred and common stock. Your disclosures elsewhere throughout the filing indicate that the par value on the Vertex Energy, Inc. common stock is $0.001 per share. In this regard it is not clear how you arrived at a common stock amount of 88,365 based on 8,836,649 shares being issued and outstanding as of September 30, 2008.

         COMPANY RESPONSE

         The par values have been disclosed on the face of the unaudited pro forma combined balance sheet. The common stock and preferred stock aggregate par values have been revised to calculate consistently with their respective $0.001 par values.

NOTE 4.  EARNINGS (LOSS) PER SHARE, PAGE F-105

9. Please clearly show how you arrived at each earnings per share amount based on the amounts reported on the face of the pro forma statements of operations. It does not appear that the pro forma net income (loss) amounts divided by the weighted average number of shares equal the basic and diluted earnings per share amounts.

Ms. Jennifer Hardy
December 22, 2005
Page 7


         COMPANY RESPONSE

         The per share amounts on the face of the pro forma statements of operations have been revised to be readily calculable.

10. Based on the description in note (e), a reader can determine how you arrived at the pro forma weighted average number of shares used in determining basic and diluted earnings per share for the nine months ended September 30, 2008. It is not clear how you arrived at the pro forma weighted average number of shares used in determining basic and diluted earnings per share for the year ended December 31, 2007. Please revise as necessary.

         COMPANY RESPONSE

The pro forma weighted average number of shares used in determining basic and diluted earnings per share is the same for both periods presented. Both statements of operations contain references to note (e).


APPENDIX F - FINANCIAL ADVISOR OPINION

11. Please delete the statement in the sixth paragraph on page F-2 that shareholders cannot rely on the fairness opinion.

         COMPANY RESPONSE

         The statement has been deleted.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

GENERAL

12. Please address the above comments in your future filings as applicable.

         COMPANY RESPONSE

         Noted.


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Ms. Jennifer Hardy
December 22, 2005
Page 8


FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

GENERAL

13. Please address the above comments in your interim filings as well.

         COMPANY RESPONSE

         Noted.

                                      * * *

         In addition to effecting the changes discussed above, World Waste has made various other changes and has endeavored to update the information in the Proxy Statement.

         Please direct questions regarding this response letter to the undersigned at 310-789-1255.

                                                     Very truly yours,


                                                     /s/ Lawrence P. Schnapp

LPS/wp